SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                        RYANAIR SUES EUROPEAN COMMISSION
                FOR ITS FAILURE TO INVESTIGATE ILLEGAL STATE AID
                              TO OLYMPIC AIRLINES

Ryanair,  Europe's favourite low fares airline,  today (Thursday,  22nd November
2007) lodged a case in the European Court of First Instance against the European Commission's failure to act on Ryanair's complaint about a further approximately EUR500 million worth of illegal State aid to Olympic Airlines, granted through bogus "arbitration" proceedings involving certain "services" allegedly provided by Olympic to the Greek Government. The Greek Government was found guilty of providing hundreds of millions to Olympic to bail it out in the past and this is the latest attempt to prop up this failed national carrier. Ryanair has called on the Commission to investigate this obvious abuse of EU competition rules already in 2006, but the Commission has so far failed to do so.

Announcing the launch of these proceedings Michael O'Leary, Ryanair's CEO, said:

     "This is just another example of the Commission's twin track approach to State aid in the air transport sector. On one hand they continue to waste time and taxpayers money investigating baseless complaints against standard free market deals at regional and secondary airports, for example Tampere and Alghero. These complaints were filed by inefficient high fare flag carrier airlines operating at expensive hub airports, who would never fly to smaller airports and are simply trying to prevent competition and consumer choice.

     "On the other hand, the Commission  repeatedly  ignores  blatant State aid to Air France, Lufthansa, Olympic, Alitalia and others. The Greek Government's most recent tranche of State aid to Olympic involves approximately EUR500 million, mostly for "unpaid services" allegedly provided by Olympic to the Government. However, the Commission has refused to do anything about this since 2006, which left us with no alternative but to challenge the Commission's inaction in the European courts.

     "It appears that the Commission applies two approaches to enforcing the State aid rules: one of ignoring or signing off on continuing unlawful State aid for the inefficient high fare flag carrier airlines, and the other of pursuing baseless complaints by flag carriers against low fares airlines operating out of regional and secondary airports. This twin track approach must end and we are therefore calling on the Commission to start promoting competition, end unlawful State aid, and stop protecting flag carrier airlines".

Ends.                                    Thursday, 22nd November 2007

For reference: Peter Sherrard - Ryanair  Pauline McAlester - Murray Consultants

Tel: +353-1-8121228                      Tel: +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 November, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director